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                            July 2, 2020

       Mala Murthy
       Chief Financial Officer
       Teladoc Health, Inc.
       2 Manhattanville Road
       Suite 203
       Purchase, New York 10577

                                                        Re: Teladoc Health,
Inc.
                                                            Form 8-K for the
Period Ended April 29, 2020
                                                            Filed April 29,
2020
                                                            File No: 1-37477

       Dear Ms. Murthy:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed April 29, 2020

       Non-GAAP Financial Measures , page 1

   1.                                                   You present    gross
margin    as a non-GAAP measure defined as total revenue minus total cost of revenue
(exclusive of depreciation and amortization shown separately) as a percentage of total
revenue. In regards to such measure please provide the following:
                                                            Please relabel your
non-GAAP measure as investors may confuse it with GAAP
                                                             gross margin.
                                                            Please present a
reconciliation for your non-GAAP measure, in accordance with Item
                                                             10(e)(1)(i)(B) of
Regulation S-K to the most directly presented GAAP measure.
                                                             Please provide an
example of such reconciliation for each of the periods presented.
                                                              Please refer to
the comparable guidance in Question 103.02 of the Non-GAAP
                                                             Financial Measures
Compliance and Disclosure Interpretations; and
                                                            Please revise to
also present the most directly comparable GAAP measure with equal or greater
prominence in your disclosures. Please refer to Question 102.10 of the
 Mala Murthy
Teladoc Health, Inc.
July 2, 2020
Page 2
           Division of Corporation Finance's Compliance and Disclosure Interpretations on
           Non-GAAP Financial Measures for guidance

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or,
Ameen
Hamady, Staff Accountant, at (202)551-3891 or Terence O'Brien, Accounting Branch Chief, at
(202)551-3355 with any questions.



                                                          Sincerely,
FirstName LastNameMala Murthy
                                                          Division of
Corporation Finance
Comapany NameTeladoc Health, Inc.
                                                          Office of Life
Sciences
July 2, 2020 Page 2
cc:       Christopher.J.Clark
FirstName LastName